

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Alan Sokol
Chief Executive Officer
Hemisphere Media Group, Inc.
c/o Cine Latino, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, FL 33134

>   **Re: Hemisphere Media Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed January 25, 2013**
>   **File No. 333-186210**

Dear Mr. Sokol:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the merger calls for conversion of the Amended Azteca Warrants into the right to acquire shares of Hemisphere Class A common stock. Please explain why the parties to the Merger Agreement determined to pursue an amendment to the Azteca Warrants prior to the merger, as opposed to an exchange registered under the Hemisphere Form S-4 of the Azteca Warrants for Hemisphere warrants with the desired terms. Given the significant adjustments called for by the Warrant Amendment, please provide your analysis of whether the Amended Azteca Warrants constitute new securities the offer of which would need to be registered.

2. Please file all exhibits, including your tax and legal opinions, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. We note reference to third party information throughout the filing. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

4. We encourage you to file a preliminary proxy card with your next amendment.

Prospectus Cover Page

5. Please limit the prospectus cover page to one page and write it in plain English. Refer to Item 501(b) of Regulation S-K.

6. Please disclose the total number of each class of securities being offered pursuant to the prospectus. Refer to Item 501(b)(2) of Regulation S-K.

7. Please disclose throughout the proxy statement / prospectus that WAPA and Cinelatino are affiliated companies and explain how they are affiliated.

Questions and Answers, page 3

8. Please add a Question and Answer regarding the ability of Azteca, the initial purchasers and Azteca's directors, officers, advisors or their affiliates to purchase shares in the open market prior to the shareholder vote and the impact these purchases may have on that vote, the likelihood of effectuating the Transaction and your capitalization after the Transaction. In future amendments, revise this discussion so that it includes quantified disclosure of any future acquisitions of stock by Azteca and Azteca's affiliates.

Why is Azteca holding a special meeting of stockholders?, page 5

9. Please disclose the total value of the consideration for the Transaction and the value that each party will receive.

Why is Azteca proposing its Warrant Amendment Proposal?, page 7

10. You disclose that approval of the Warrant Amendment Proposal is a condition to consummate the Transaction. You also disclose that, if the Transaction is not completed, the Warrant Amendment will not become effective, even if warrantholders have approved the Warrant Amendment. Please disclose throughout the proxy statement / prospectus, if true, that the Transaction will not be consummated unless the Public Warrantholders approve the Warrant Amendment, even if the Transaction proposal is approved.

What will the WAPA/Cinelatino Investors receive in the Transaction?, page 8

11. Please revise here, under "What interests do Azteca's current officers and directors have in the Transaction" on page 9 and throughout the filing to clarify what you mean by the statement "for a purchase price per warrant equal to the cash payment to the Public Warrantholders." If the purchase price per warrant is $0.50, then so state.

What equity stake and voting percentage will the WAPA/Cinelatino Investors and the Azteca stockholders hold in Hemisphere?, page 8

12. Please also disclose the percentage ownership and voting control of Hemisphere assuming the maximum redemption of shares by Azteca shareholders that would leave at least $80 million of cash in the trust account.

What happens to the funds deposited in the Trust Account after completion of the Transaction?, page 9

13. Please quantify the amount of deferred underwriting fees payable to Azteca's underwriter and the amount of consulting fees due to Azteca's consultants and advisors.

How do the Azteca Initial Stockholders intend to vote their shares?, page 12

14. Reconcile the disclosure here with the disclosure on page 177, which indicates that Mr. Engelman and Ayub have not agreed to vote their shares in favor of the Transaction.

Do Azteca stockholders have redemption rights?, page 12

15. Please explain whether and how elections to exercise appraisal rights will impact the requirement that Azteca have at least $80.0 million of cash. To provide context, disclose the maximum number and percentage of shares that could be redeemed before less than $80.0 million remains in the trust account.

16. Please disclose that shares will only be redeemed if the Transaction is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares would be redeemed.

How much will I received if I exercise my redemption rights?, page 13

17. Please disclose, as of the latest practicable date, the alternative redemption price. Also disclose the initial public offering price per unit for comparative purposes.

<u>Will how I vote affect my ability to exercise redemption rights?, page 13</u>

18. Please highlight that unlike most SPAC merger procedures, holders of Azteca shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the Transaction. As a result, the Transaction can be approved by shareholders who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash, and the potential inability to meet the listing standards of NASDAQ.

<u>What vote is required to approve each proposal at the special meeting of warrantholders?, page 15</u>

19. Please explain why approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of the outstanding Public Warrants.

<u>Summary, page 19</u>

20. Please revise your disclosure to avoid redundancy between this section and your "Questions and Answers" section. For example, the disclosures on pages 26 through the top of page 29 reiterates much of the information provided under "Information about the Special meeting of Stockholders" beginning on page 11 and under "Information about the Special Meeting of Warrantholders" beginning on page 15.

<u>Material U.S. Federal Income Tax Consequences, page 30</u>

21. Please disclose that Hemisphere has received an opinion of counsel as to the material tax consequences of the Transaction. We note the exhibit to be filed as Exhibit 8.1. Identify counsel and summarize the material tax consequences. Clarify that the other opinions to which you refer are tax opinions to be received upon closing of the Transaction.

<u>Selected Historical Financial Data of Azteca, page 32</u>

<u>Comparative Historical and Pro Forma Per Share Data, page 38</u>

22. Please show us how you have computed Weighted average shares outstanding – Basic and diluted at December 31, 2011.

Risk Factors, page 40

Risk Factors Relating to Azteca, page 42

If third parties bring claims against Azteca, the proceeds held in the Trust Account…, page 42

23. Please disclose whether WAPA, Cinelatino and the advisors Azteca relied upon in negotiating the Transaction have entered into the type of waiver described under this risk factor.

Subsequent to the consummation of the transaction, Hemisphere may be required to subsequently take write-downs or write-offs, page 43

24. Please either remove the statement "[a]lthough Azteca has conducted extensive due diligence on WAPA and Cinelatino…" or revise the statement to describe the due diligence conducted.

Risk Factors Related to WAPA PR's Broadcast Business, page 48

The FCC may impose sanctions or penalties for violations of rules or regulations, page 51

25. Please explain the term "payola."

Risk Factors Relating to the Transaction, page 59

Azteca stockholders cannot be sure of the market value of the shares of Hemisphere Class A common stock…, page 59

26. In light of the requirement to effect the transaction before April 6, 2013, clarify the statement "[i]n addition, it is possible that the Transaction may not be completed until a significant period of time has passed after the special meeting."

Azteca, WAPA and Cinelatino will be subject to business uncertainties and contractual restrictions while the Transaction is pending, page 63

27. In a separate risk factor, please more fully address the risk that the Transaction may allow certain customers to terminate their agreements with WAPA and Cinelatino. Discuss the importance of these agreements to WAPA's and Cinelatino's operations. If practicable, quantify the importance by the percentage of revenues and/or subscribers that these agreements represent.

The exercise of discretion by Azteca's directors' and officers' in agreeing to changes or waivers in the terms of the Transaction, page 67

28. The second paragraph of this risk factor appears to start a discussion of a separate risk. Please disclose this information under a separate heading.

Information About WAPA. Page 85

Key Historical Initiatives, page 85

29. Please support the statements made in bullets one, five and six by quantifying the increases in the metrics described. Please similarly revise bullets two and four under the related disclosure regarding Cinelatino on page 108.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of WAPA, page 95

Overview, page 95

30. Please expand the Overview section for WAPA and for Cinelatino on page 115 to provide a high level discussion that addresses business trends, outlook and strategy. With regard to WAPA, consider discussing the fact that advertising fees have been the predominant source of revenues. Also consider describing how the economics of WAPA PR's business differ from those of WAPA America's business. With regard to Cinelatino, consider discussing the disproportionate amount of revenues derived from U.S. operations compared to the U.S. subscriber base and how this phenomenon impacts management decisions. Also consider addressing your dependence on a few customers for the majority of revenues as well as how changes to your agreements with MVS will or will not impact operations. These are just examples.

Consolidated Results Of Operations, page 98

31. Please provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, expand your disclosure regarding Net Revenues to more specifically address and quantify revenues generated by WAPA PR and WAPA America and revenues attributable to advertising versus retransmission and subscriber fees. Where onetime events significantly affected results, please fully describe these events. For example, explain the nature of the impairment of intangible assets in 2009. These are just examples. Please revise throughout this section and similarly revise the Cinelatino Results Of Operations disclosure on pages 117 to 120.

Discussion of Indebtedness, page 104

32. Identify the counterparty or counterparties to the WAPA Loan Agreement and the Cinelatino Term Loan described on page 122. Please clarify the interest rate on the WAPA Loan Agreement by disclosing the rate as of the latest reported financial period. In addition please file both of these agreements as exhibits.

33. Revise this section and the Discussion of Indebtedness section related to Cinelatino on page 122 to provide respective management's assessment of each company's ability to fund operations and meet its financial obligations over the short and long-term.

34. Briefly describe WAPA's sources and uses of cash. Provide similar disclosure for Cinelatino.

Information About Cinelatino, page 108

35. We note the prevalence of positive subjective statements within this section and within the description of WAPA's business. Please classify these subjective statements as your opinion or belief. Statements you should revise include:

- "WAPA America is well positioned to benefit from the significant growth in the U.S. Hispanic population and related growth in Hispanic cable television subscribers" (Page 86);
- "Cinelatino is very well positioned to benefit from the growth in the U.S. Hispanic population" (Page 109);
- Cinelatino's programming is strategically aligned with the viewing preferences of U.S. Hispanics" (Page 109);
- "Cinelatino is the only U.S. cable movie network programmed with the top titles form these countries, *and , as a result, has built tremendous loyalty from these viewers*" [Italics added] (Page 110);
- "Cinelatino's series all share extremely high production values, promotable stars and compelling stories" (Page 110);

These are only examples. Please revise other statements as necessary.

Distribution, page 110

36. Pages F-63 and F-76 of the financial statement notes indicate that Cinelatino generates a material portion of its revenues from three major customers. Please identify these customers and disclose Cinelatino's dependence on them.

MVS Service Agreements, page 112

37. Please revise to more clearly disclose the effect, if any, that the Master License Agreement and the Dish Mexico Affiliation Agreement agreements with MVS had and will continue to have on Cinelatino's ability to achieve distribution by entities unaffiliated with MVS.

38. Please file each agreement described in this section that will remain in effect after the Transaction as an exhibit, or explain why each excluded agreement does not constitute a material contract under Regulation S-K Item 601(b)(10).

Government Regulation of Hemisphere, page 130

Other Regulations, page 138

39. We note the statement "Cinelatino is also subject to laws and regulations that may be adopted or promulgated by the governments of other jurisdictions in which it operates." If any particular laws or regulations of other jurisdictions materially impact Cinelatino's operations, please briefly describe them.

The Special Meeting Of Warrantholders And Special Meeting Of Azteca Stockholders, page 139

Vote Required for Stockholder Proposals, page 141

40. Please revise the last sentence of this section to make clear that it does not pertain to the vote to approve and adopt the Merger Agreement.

Vote Required for Warrantholder Proposals, page 141

41. Please revise the last sentence of this section to reflect the fact that Azteca's ability to adjourn the warrantholder meeting to permit further solicitation and vote of proxies is subject to the approval of a majority of the warrantholders deemed present. Please also revise the "Adjournments and Postponements" section on page 145 to address adjournment of the warrantholder meeting.

How to Vote Your Stock and/or Warrants, page 142

42. Please revise to make clear that warrantholders may vote over the Internet, as indicated elsewhere in the filing. Please also revise the "Vote Required for Approval" section on page 149 to make clear that the Warrant Amendment requires consent of the holders of at least 65% of the "Public Warrants" as opposed to the "outstanding Azteca warrants."

Proxy Solicitations, page 144

43. We note that Azteca's directors, officers and employees may solicit stockholders by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

The Warrant Amendment Proposal, page 147

44. Please describe the purpose and effect of each of the amendments to the Warrant Agreement, including subparts (iii) and (iv) of the first paragraph of this section.

Background of the Transaction, page 151

45. We note that Azteca signed confidentiality agreements to enter into discussions regarding a potential transaction with 22 acquisition targets. Please provide more detail regarding both Azteca's efforts to find targets and the discussions held with the potential targets. Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to the Transaction.

46. The descriptions of the meetings and communications contained within this section do not adequately explain the substance and importance of these events. For example, the disclosures regarding the meetings held on November 14, 2012 and November 15, 2012 do not adequately explain the substance of the presentations by Cinelatino's and WAPA's management and the related questions and answers. As another example, the importance of the December 12, 2012 meeting is unclear. As a final example the description of the update provided to the Azteca board on January 9, 2012 does not describe the material talking points or the nature of the questions by the board members. These are just examples. Please revise throughout this section to provide investors with substantive information about the development of the Transaction.

47. Similarly expand the description of materials circulated by the various parties. For example, describe the contents of the "brief information package" sent on April 9, 2012. As another example, explain the material changes in the drafts of the Merger Agreements exchanged from December 27, 2012 through January 22, 2013.

48. Please provide more insight into the reasons for and negotiations behind decisions regarding the ultimate amount and form of consideration for the Transaction. Such disclosure should explain how the parties determined the particular number of shares to be issued to the WAPA and Cinelatino investors and the shares to be issued to the Azteca shareholders. Such disclosure should also describe the reasons for and negotiations

behind the number of shares subject to earn out provisions and the warrants to be sold, purchased and forfeited under the Merger Agreement.

49. Please describe with specificity the negotiations which led to the determination to ask Azteca's shareholders to approve the Warrant Amendment.

50. We note that on January 14, 2013 Azteca's board of directors approved the terms of the proposed Transaction pending the resolution of open issues and the receipt and review of "certain financial information from WAPA and Cinelatino." Please tell us if Azteca's board or its representatives received financial projections related to WAPA and/or Cinelatino at any point during the negotiations and/or deliberations of the Azteca board. If so, please disclose these projections as well as any material assumptions underlying them and discuss how the board considered this information.

51. Please indicate whether the impending deadline for a transaction influenced the board in deciding to approve the transaction with WAPA and Cinelatino and to forgo receipt of an opinion by an independent financial advisor on the fairness of the transaction.

Recommendations of the Azteca Board; Reasons for the Transaction, page 154

52. Please expand each of the positive and negative factors that you list as considered by the board in making its recommendation. Provide more details about what the board considered and how each factor was a positive or negative factor. For instance, explain what about the financial and other terms and conditions of the Merger Agreement favored consummating the Transaction. As another example, explain how the combined company's size weighed against the merger. These are just examples.

53. Please discuss what consideration the board gave to the following:
   - The equity stake and voting control of Azteca shareholders in the combined company;
   - The impact of the Warrant Amendment on the Azteca warrantholders;
   - The amount of funds that would be left in the trust account following the consummation of the transaction, taking into account the expected payments discussed in the first Q&A on page 9 and the use of up to 15% of the trust account for open market purchases of Azteca shares; and
   - The lack of independent valuation or fairness opinion.

54. We note from your risk factor "The Azteca Board did not obtain a third-party evaluation or fairness opinion…" on page 44 that the Azteca board and management "reviewed comparisons of comparable companies and developed a long-range financial model" during its analysis of the Transaction. Please provide a separate subsection that describes the board's analyses and how the results supported the board's conclusion that the Transaction was in the best interest of Azteca stockholders. For example, identify the comparable companies and describe the comparisons conducted. In addition, disclose the salient details of the long-range financial model considered.

Azteca's Financial Advisors, page 156

55. Please disclose the amount of deferred underwriting compensation to which Deutsche Bank is entitled of the Transaction is consummated.

Interests of Azteca Officers and Directors in the Transaction, page 157

56. Please revise the statement "[w]ith respect to Azteca's executive officers and directors, these interests include, among other things" [Italics added] to make clear that this section covers all of the material interests that differ from the Azteca's stockholders, other than the Azteca Initial Stockholders.

Material U.S. Federal Income Tax Consequences, page 159

Material U.S. Federal Income Tax Consequences of the Transaction to Azteca Stockholders, page 160

57. We note that the opinion of Greenberg Traurig, LLP states that the Azteca Merger, the WAPA Merger and the Cinelatino Merger, taken together, "should" qualify as an exchange described in "Section 351 of the Code." We also note "should" opinions in the discussion of the material tax consequences of the Warrant Amendment and Transaction to public warrantholders. Please highlight that counsel is unable to give "will" opinions on these material tax consequences and the degree of uncertainty. Revise all references to the material tax consequences of the Transaction and Warrant Amendment to explain why it cannot give a "will" opinion and to describe the degree of uncertainty in the opinion.

58. In addition, please make clear how the current opinion impacts the condition that Azteca receive an opinion that the mergers "will qualify as an exchange described in Section 351(a) of the Code." Revise the disclosure under "What are my U.S. Federal income tax consequences as a result of the Transaction?" on page 9, the disclosure under "Material U.S. Federal Income Tax Consequences" on page 30 and the risk factor titled "There may be tax consequences of the Azteca Merger that may adversely affect Azteca stockholders" on page 44 to disclose that counsel is unable to deliver a "will" opinion and the consequences to stockholders if the transaction fails to qualify as an exchange.

59. Please have counsel revise to explain the ambiguity of whether the merger of Azteca Merger Sub with and into Azteca will qualify as a reorganization under Section 368(a).

The Agreements, page 164

60. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, representations and warranties in the Merger Agreement. Please acknowledge that,

notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please also revise any statements that imply that the descriptions of the representations, warranties and covenants do not constitute public disclosure.

Post-Transaction Pro Forma Security Ownership By Certain Beneficial Owners And Management Of Hemisphere, page 184

61. Please add a column to reflect each party's voting power upon the consummation of the Transaction compared to the voting power of all of Hemisphere's outstanding capital stock.

Unaudited Pro Forma Condensed Combined Financial Information, page 192

62. We note that the proposed transaction involves the combining of WAPA and Cinelatino, two businesses with different ownership groups. Tell us how you applied the guidance in ASC 805-10-25-5 in evaluating whether one of these combining entities is the accounting acquirer. In your response discuss in detail how you evaluated each of the factors in paragraphs 805-10-55-11 through 55-15. Also identify the owners and the percentage ownership interests in each entity before the transaction and in the resulting combined entity.   Please identify any common ownership in these entities or related parties and the nature of the relationship.

1. Description of Transaction, page 197

63. Please expand your presentation of the Hemisphere Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2012 and for the Year Ended December 31, 2011 to include the effects of the excluded 3,000,000 shares of Hemisphere Class B common stock and the excluded 985,294 shares of Hemisphere Class A common stock on earnings per share. These items should be presented as alternatives in addition to the current pro forma financial information.

64. Please expand your presentation of Hemisphere Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2012 to show alternative presentations for Note 2 (a)(i) and Note 2(b) relating to Azteca public stockholders who exercise their rights since you presently assume that no stockholders exercise their redemption rights.

2.   Balance Sheet Pro Forma Adjustments, page 197

    65. Please expand your disclosure in Note 2(d) to state the range of possibilities. We note that you have disclosed the maximum and that the underwriter compensation could be less.

3. Income Statement Pro Forma Adjustments, page 198

    66. Please expand your disclosure in (j) to discuss how WAPA will provide the activities previously provided by MVS and the additional cost to WAPA, if any.

    67. Please expand your disclosure in (k) and tell us the natures and amounts of the non-recurring transaction expenses incurred by WAPA and Cinelatino during the period presented and which are attributable to the transaction.

    68. Please expand your disclosure in (l) to disclose why the effect of the 14,666,667 Amended Azteca Warrants (i.e., warrants to purchase 7,333,333 shares of Azteca common stock) has been determined to be anti-dilutive for the nine months ended September 30, 2012, and year ended December 31, 2011.

Financial Statements – Cine Latino, Inc.

    69. Please revise your Statements of Income on pages F-56 and F-66 to present earnings per share.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.


Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director


CC: Via E-mail
        Tracey A. Zaccone, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP